SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a).

(AMENDMENT NO. 2)

Granite City Food & Brewery Ltd.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

38724Q 10 7

(CUSIP Number)

Sandy Horst

122 S. Phillips Avenue, Suite 300

Sioux Falls, SD 57104

(605)331-0091

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 27, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g),  check the following box  ☐

NOTE:  Schedules filed in paper format shall include the signed original and five copies of the Schedule, including all exhibits.   See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 38724Q 10 7

1.                           Names and I.R.S. Identification No. of Reporting Persons

                    Bluestem Capital Partners III Limited Partnership                 46-0456561

2.                           Check the appropriate box if a Member of a Group (See Instructions)

(a)               ☐

(b)               ☐

3.                           SEC Use Only

4.                           Source of Funds (See Instructions)

                    WC

5.                           Check if Disclosure of Legal Proceedings is required pursuant to Item 2(d) or 2(e).

                                    Not applicable

6.                           Citizenship or Place of Organization

                                    USA (South Dakota)

Number of	7.	Sole Voting Power
Shares Bene-		1,898,728 shares*
ficially Owned
by Each	8.	Shared Voting Power
Reporting		-0-
Person With
	9.	Sole Dispositive Power
		1,898,728 shares*

	10.	Shared Dispositive Power
		-0-

11.                     Aggregate Amount Beneficially Owned by Each Reporting Person

                    1,898,728 shares*

12.                     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See instructions)

13.                     Percent of Class Represented by Amount in Row (11)

                                     33.2%

14.                     Type of Reporting Person (See Instructions)

    PN

*Represents 1,265,820 shares purchasable pursuant to the conversion of 20,000 shares of Series A Convertible Preferred Stock and 632,908 shares purchasable pursuant to the exercise of Common Stock Warrants.

            Bluestem Capital Partners III Limited Partnership (the “Reporting Person”) hereby amends its statement on Schedule 13D (the “Schedule 13D”) originally filed with the SEC on October 22, 2002, as amended on November   , 2002,  with respect to its beneficial ownership of shares of Common Stock, par value $.01 per share (“Common Stock”) of Granite City Food & Brewery Ltd., a Minnesota corporation (the “Issuer”).  Items 5, 6 and 7 of the Schedule 13D is hereby amended and restated.

ITEM 5.              INTEREST IN SECURITIES OF THE ISSUER.

(a)               Bluestem Capital Partners III Limited Partnership beneficially owns 33.2% of the Common Stock of the Issuer, or 1,898,728 shares of Common Stock, which consists of  i) 1,265,820 shares purchasable pursuant to conversion of Series A Convertible Preferred Stock; and ii) 632,908 shares purchasable pursuant to the exercise of Common Stock Warrants.

(b)               Bluestem Capital Partners III Limited Partnership has the sole power to vote and dispose of all of its shares.

(c)               Not applicable.

(d)               The Reporting Person knows of no person who has the right to receive or the power to direct the receipt of dividends form or the proceeds from the sale of the shares reported herein.

(e)               Not applicable.

ITEM 6.              CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR

RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE

ISSUER.

The Common Stock is beneficially owned as a result of Issuer’s private placement offering whereby Bluestem Capital Partners III Limited Partnership executed two Subscription Agreements for the purchase of Series A Convertible Preferred Stock and Common Stock Warrants, dated July 25, 2002, and November 25, 2002, and attached hereto as Exhibit A and Exhibit D respectively, with the latter contingent on securing approval from the Small Business Association.

Bluestem Capital Company III, L.L.C. the General Partner of Bluestem Capital Partners III Limited Partnership, has as its members Steve Kirby and Paul Schock.  Paul Schock and Steve Kirby are also officers of the Managing Member of Brew Buddies, L.L.C., which has also purchased Series A Convertible Preferred Stock and Warrants for Common Stock pursuant to the private placement of the Issuer.

Brewing Ventures LLC, a holder of 1,662,500 shares of Common Stock has entered into a voting agreement with Brew Buddies, L.L.C. whereby Brew Buddies, L.L.C., or the Reporting Person if Brew Buddies, L.L.C. so directs, shall have the right to designate a nominee to the Issuer’s

Board of Directors and Brewing Ventures LLC will vote its shares in favor of such nominee.  A copy of such voting agreement is attached hereto as Exhibit C.

ITEM 7.              MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A:	Subscription Agreement between Granite City Food & Brewery Ltd. and Bluestem Capital Partners III Limited Partnership dated July 25, 2002.
Exhibit B:	Authorization Resolution of Bluestem Capital Partners III Limited Partnership.
Exhibit C:	Voting Agreement by and between Brewing Ventures LLC and Brew Buddies, L.L.C. dated October 1, 2002.
Exhibit D:	Subscription Agreement between Granite City Food & Brewery Ltd. and Bluestem Capital Partners III Limited Partnership executed November 25, 2002.

SIGNATURE

                            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Bluestem Capital Partners III Limited Partnership
By:	Bluestem Capital Company III, L.L.C.
Its General Partner

/s/ Sandy Horst
By: Sandy Horst
Its: Authorized Officer

Dated: November 27, 2002

Exhibits to Form 13 D

Exhibit A:	Subscription Agreement between Granite City Food & Brewery Ltd. and Bluestem Capital Partners III Limited Partnership dated July 25, 2002.*
Exhibit B:	Authorization Resolution of Bluestem Capital Partners III Limited Partnership*.
Exhibit C:	Voting Agreement by and between Brewing Ventures LLC and Brew Buddies, L.L.C. dated October 1, 2002*
Exhibit D:	Subscription Agreement between Granite City Food & Brewery Ltd. and Bluestem Capital Partners III Limited Partnership executed November 25, 2002.

*Previously filed